

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2011

Via Email
Mr. David Grzebinski
Executive Vice President and CFO
Kirby Corporation
55 Waugh Drive, Suite 1000
Houston, Texas 77007

      Re: Kirby Corporation
              Form 10-K for the year ended December 31, 2010
              Filed February 25, 2011
              File No. 001-07615

Dear Mr. Grzebinski:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Note 1 – Summary of Significant Accounting Policies
Impairment of Long-Lived Assets, page 62

1. Based upon the disclosures in this footnote, we note that you have historically assessed the recoverability on marine transportation assets based upon vessel classes. We also understand that barge classes were determined based upon similar capacities, hull type and type of product, and that boat classes were determined based upon horsepower. In view of the significance of the July 2011 K-Sea acquisition, please tell us whether and how your methodology and/or these classifications have changed as of the most recent practicable date. In this regard, we note the K-Sea fleet operates along the East Coast, West Coast and Gulf Coast of the United States as well as in Alaska and Hawaii. You state that nominations of vessels for specific jobs are determined on a day-to-day basis, and are a function of the equipment class required and the geographic position of vessels within such class at that particular time. Please tell us more about the consideration given

to the geographic location of the vessels within a class when grouping assets to test for recoverability. In your response, address the extent to which your vessels are generally transferred between geographic locations in the conduct of your business.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief